UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36596
___________________

Trillium Therapeutics Inc.
(Translation of registrant's name into English)

96 Skyway Avenue
Toronto, Ontario M9W 4Y9
Canada
 (Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]       Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trillium Therapeutics Inc.

Date: April 23, 2015
	By:	/s/ James Parsons
	Name:	James Parsons
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual General Meeting Form of Proxy
99.2	Annual General Meeting Voting Instruction Form